SEC FILE NUMBER 001-11107
CUSIP NUMBER 353469109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: November 29, 2008
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Franklin Covey Co.

Full Name of Registrant

Former Name if Applicable

2200 West Parkway Boulevard

Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah  84119-2099

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	a.	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	b.
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were unable to file our Quarterly Report on Form 10-Q for the quarter ended November 29, 2008 prior to January 8, 2009, which was the prescribed deadline.

The delay is the result of an internal investigation regarding errors in certain of our previously filed periodic reports.  Subsequent to the quarter ended November 28, 2009, we determined that the financial statements of our directly owned subsidiary in Japan contained improper accounting for certain product sales in the fourth quarter of fiscal 2008, and the improper calculation of inventory reserves from late 2006 through the first quarter of fiscal 2009.

During the fourth quarter of fiscal 2008, certain personnel in our Japanese subsidiary were unable to obtain sufficient evidence that revenue recognition was appropriate for certain product sales.

In addition, subsequent to the quarter ended November 28, 2009, we determined that our Japanese subsidiary’s inventory reserve calculation was not precise enough to capture all considerations of old and outdated material.

We are currently in the process of determining whether or not these errors are material.  In addition, we are currently assessing whether a formal amendment and restatement process is necessary, or whether we can correct these errors through subsequent filings.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steve Young	(801)	817-1776
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).             Yes  ☒    No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?               Yes  ☒       No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our operating results were affected as discussed above in Part III.  However, we have not yet determined the materiality of the errors.  In addition, our operating results were affected by the sale of our Consumer Solutions Business Unit (CSBU), which sale occurred in the fourth quarter of fiscal 2008.  The first quarter of fiscal 2009 was the first full quarter in which the CSBU was not included in our consolidated financial statements.

Franklin Covey Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 9, 2009	By	/s/ Steve Young
Steve Young, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).